02027833

P.E 4·1·02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

0937293

International Power plc Notification of Q1 Results

(London 23 April 2002) International Power plc will report its financial results for the 3 months ended 31 March 2002 on 21 May 2002.

For further information please contact: -

Media contact (Europe):
Aarti Singhal
+44 (0)20-7320-8681

Investor contact (Europe):
Grant Jones
+ 44 (0)20-7320-8619

Media & Investor contact (United States):
Paul Parshley
+1 508-922-3124

Notes to editors:-

International Power plc is a leading independent electric generating company with around 9,150 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 23 April 2002

By [signature]
Stephen Ramsay
Company Secretary